SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Response to the request from the National Division of Companies with State Participation (Shareholder Anses).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 21, 2013	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer

Buenos Aires, March 21, 2013

Securities and Exchange Commission

Relevant Information

In response to the request from the National Division of Companies with State Participation (Shareholder Anses)

We address to you in order to attached a copy of the letter sent by BBVA Francés to the National Division of Companies with State Participation, which depends from the Ministry of Economy (Decree Nbr.1278/12 and Resolution 110/12), regarding to the documents and proposals of the Board of Directors to be considered in the following Shareholders Meeting to be celebrated on April 9, 2013

In response to the request from the National Division of Companies with State Participation (Shareholder Anses

In response to the request made through a memo receive on March 15, 2013, in which the National Division of Companies with State Participation solicited to the BBVA Banco Francés S.A (BBVA Francés) President some information in order to vote in the following Shareholders Meeting to be celebrated on April 9, 2013 (the Meeting).

We include the request information in each point of the Agenda.

1.	Discussion of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for the fiscal year No. 138 ended December 31, 2012.

We attach a copy of all the documents which will be consider in the following Shareholder’s Meeting. In addition, we inform you that such documents are available in electronic format in the Financial Information System of the Securities National Commission (Comisión Nacional de Valores) (www.cnv.gob.ar).

ls-1012

2.	Analysis of the performance of the Board of Directors, Chief Executive Officer and the Statutory Auditors’ Committee.

The Financial Statements and the Annual Report explain in details the performance of the Board of Directors, the Chief Executive Officer and the Statutory Auditors’ Committee of BBVA Francés.

3.	Analysis of the results of Fiscal Year No. 138, ended December 31, 2012. Treatment of the not-classified results as of December 31, 2012: $1,263,678,967.91, which are proposed to be allocated:

a) $252,735,793.58 to the Legal Reserve; and

(b) $1,010,943,174.33 to a voluntary reserve for future distribution of results, according to the Argentine Central Bank (BCRA) Communication “A” 5273.

In accord with the Resolution N. 593/11 of the National Securities Commission, the Board of Directors of BBVA Francés has included in the text of the Agenda the proposal to be presented to the Shareholder’s Meeting regarding to the not-classified results as of December 2012.

4.	Analysis of the Board of Directors compensation for the Fiscal Year No. 138, ended December 31, 2012.

The proposal regarding the Board of Director’s compensation for its performance during 2012 total an amount of AR$ 2,505,172. Such proposal of the Board of Directors of BBVA Francés to be considered in the following Shareholders Meeting complies with all the requirements of the Art. 261 Law 19,550 and has the favorable opinion of the Audit Committee according to the Law N 26,831.

ls-1012

Furthermore, it has been disclosure in the Financial Information System of the National Securities Commissions, in accordance to the art. 3, Chapter III of the National Securities Commission’s Regulations.

5.	Analysis of Statutory Auditors’ Committee compensation for the Fiscal Year No. 138, ended December 31, 2012.

The BBVA Francés’ Board of Directors has decided proponed to the Meeting the total amount of AR$ 337,000 as the Statutory Auditor’s Committee for the fiscal year 2012.

6.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate, for a term of three years.

The corporate by-laws of BBVA Francés state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors and the same number for alternate directors, according the Annual Shareholders Meeting determined.

In the Annual Regular and Special Shareholder’s Meeting held on March 26, 2012, the Board of Directors consisted by six regular directors and one alternate director, the period for the directors: José Manuel Tamayo Perez, Marcelo Gustavo Canestri and Mario Luis Vicens are expired.

The Board of Directors has not a proposal regarding this point of the Agenda and until now it has not received any proposal for any shareholder. (Art.70, Law 26,831).

7.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

The corporate by-laws of BBVA Francés state that the Bank’s supervisory are in charge of three Regular Statutory Auditors, designated by the Annual Shareholders Meeting, which also has to designate three Alternate Statutory Auditors for the same period.

ls-1012

The periods are expired for the: (i) Regular Statutory Auditors, Mario Rafael Biscardi, Alejandro Mosquera and Marcelino Agustín Cornejo, and for (ii) Alternate Statutory Auditors, Julieta Paula Pariso, Agustín Isola and Daniel Oscar Celentano.

The Board of Directors has not a proposal regarding this point of the Agenda and until now it has not received any proposal for any shareholder. (Art.70- Law 26,831)

8.	Compensation of certifying accountant of the Financial Statements for fiscal year No. 138 ended December 31, 2012.

The BBVA Francés’ Board of Directors has decided proponed to the Meeting the total amount of AR$ 5,064,150 plus VAT as the certifying accountant compensation of the Financial Statements for the fiscal year 2012.

9.	Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

The BBVA Francés’ Board of Directors has decided proponed to the Meeting the designation of Deloitte & Co. S.R.L on behalf of the associates Accountant Roxana Mabel Fiasche, as Regular Accountant, and the Accountant Alberto Adolfo Allemand, as External Alternate Auditor.

It is important to highlight that the auditors designation has the favorable opinion of the Audit Committee according to the Law 26,831, and that the Accountants Fiasche and Allemand had represented in due time and manner before the National Securities Commission and the Buenos Aires Stock Exchange, the Sword Declaration request by the art. 104 of the Law 26,831: Such declarations have been published as of March 4, 2013 in the official bulletin of the Buenos Aires Stock Exchange.

ls-1012

10.	Allocation of budget for the Audit Committee (Regulation 26.831) to retain professional services.

The BBVA Francés’ Board of Directors has decided proponed to the Meeting the total amount of AR$ 225,000 as the budget for the Auditing Committee according to the Law 26,831.

11.	Renewal: (I) of the term of the Global Notes Program of BBVA Banco Francés S.A. for the period of 5 years for a total outstanding amount of US$ 750,000,000 (or its equivalent in other currencies) (the “Program”) authorized by resolutions of the National Securities Commission No. 14.967 dated on November 29, 2004 (initial authorization), No. 16.010 dated on November 6, 2008 (renewal of the term of the Program), No. 16.611 dated on July 21, 2011 and No. 16.826 date on May 30, 2012 (an increase of the amount of the Program); and (II) of the delegation in the Board of Directors (with the faculty of sub delegate) of all the powers referred to the Program and notes that may be issued hereunder, including, without limitation, the determination of all the conditions of issuance.

The BBVA Francés Board of Directors proposal is included in the text of the Agenda. The last prospect issued respect to the Global Program of the date June 28, 2012 and the Supplement Price of the date August 31, 2012 are published in the Financial Information System of the National Securities Commission. (www.cnv.gob.ar).

Sincerely yours

DR. ADRIAN BRESSANI
SECRETARY FOR BOARD OF DIRECTORS
BBVA BANCO FRANCÉS S.A.

ls-1012